

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Donald Newman
Chief Financial Officer
ALLEGHENY TECHNOLOGIES INC
1000 Six PPG Place
Pittsburgh, Pennsylvania 15222

       Re: ALLEGHENY TECHNOLOGIES INC
           Form 10-K for the Year Ended December 31, 2021
           Form 8-K furnished February 2, 2022
           File No. 001-12001

Dear Mr. Newman:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing